Exhibit 11.1

Transport Corporation of America, Inc.
Computation of Earnings (Loss) per Common Share
(In thousands, except share and per share amounts)
(Unaudited)

	Three months ended March 31,
	2001	2000

Net earnings (loss)	$(752)	$914

Average number of common
shares outstanding	7,189,349	7,163,514
Average number of common shares outstanding,
non-detachable put	0	1,155,000

Average number of common shares outstanding,
including non-detachable put	7,189,349	8,318,514
Dilutive effect of outstanding stock
options and warrants	0	0
Dilutive effect of non-detachable put option	0	776,098

Average number of common and common
equivalent shares outstanding	7,189,349	9,094,612

Basic earnings (loss) per share	$(0.10)	$0.11

Diluted earnings (loss) per share	$(0.10)	$0.10